Sollensys Corp.

1 Hampshire Court

Newport Beach, CA 92660

October 1, 2012

Jamie G. John

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Sollensys Corp.

Form 8-K filed September 18, 2012

File No. 333-174581

Dear Ms. John:

We have received your correspondence dated September 25, 2012 and we respond as follows:

Form 8-K filed September 18, 2012

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

Please amend your Form 8-K to include the disclosures required by Item 304(a)(l)(ii) of Regulation S-K.  Ensure that your disclosure addresses the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm on your financial statements for the years ended March 31, 2012 and 2011.

2.

We note that there were no reportable events as defined in “Item 304(a)(l)(iv) of Regulation S-K.”  Please amend your Form 8-K to refer to the definition of reportable events in Item 304(a)(l)(v) of Regulation S-K.

3.

In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Jamie G. John

Staff Accountant

Securities and Exchange Commission

October 1, 2012

Response:

1.

We have amended the Form 8-K to include the disclosures required by Item 304(a)(l)(ii) of Regulation S-K.

2.

We have amended the Form 8K to refer to the definition of reportable events in Item 304(a)(1)(v) of Regulation S-K.

3.

We have included an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Sollensys Corp. acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rowland W. Day

Rowland W. Day

Chief Executive Officer